SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
        Under the Securities Exchange Act of 1934 (Amendment No. -1-)*

                               (Name of Issuer)

                         T.H. LEHMAN & CO., INCORPORATED

                         (Title of Class of Securities)

                                  Common Shares

                           (CUSIP Number) 48268R 10 6

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications):

                                 Raffaele Attar
                          Acting Chairman and Director
                         T.H. Lehman & Co., Incorporated
                             4900 Woodway Suite 650
                                Houston, TX 77056
                            Telephone: (713) 621-8404

             (Date of Event Which Requires Filing of This Statement)

                                November 7, 2002

If the filing person has previously filed a statement on Schedule 13G to report
                                                         ------------
the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the
                    -------------
following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other
                                                    -------------
parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
                                 ----------
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  48268R 10 6
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     T.H. Lehman & Co., Incorporated                    22-2442356
     ---------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) X
     ---------------------------------------------------------------------------
(3)  SEC Use Only
     ---------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)  WC
     ---------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     ---------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
     ---------------------------------------------------------------------------
Number of Shares     (7)  Sole Voting Power        381,597
Beneficially         -----------------------------------------------------------
Owned                (8)  Shared Voting Power      -0- Not Applicable
by Each              -----------------------------------------------------------
Reporting            (9)  Sole Dispositive Power   381,597
Person               -----------------------------------------------------------
With                 (10) Shared Dispositive Power -0- Not Applicable
     ---------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 381,597
     ---------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     ---------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 7.0%
     ---------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO
     ---------------------------------------------------------------------------

Item 1. Security and Issuer

Item  1.     Security  and  Issuer.
----------------------------------

     This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of KSW, Inc (the "Issuer"). The address of the principal executive offices of the Issuer is 37-16 23rd Street, Long Island City, New York 11101.

Item  2.     Identity  and  Background.
--------------------------------------

     (a) This statement is filed by T. H. Lehman & Co., Incorporated, a Delaware corporation (the "Reporting Person"). Its principal business is to provide medical and financial services through subsidiaries to physicians and others in the medical field, and to make investments from time to time in other companies, both closely-held and publicly-traded. The address of the principal business name and business address of the Reporting Person is 4900 Woodway, Suite 650, Houston, Texas 77056.

     (b) The directors and executive officers of the Reporting Person are set forth on Schedule I, which sets forth the following information with respect to each such person.

          (i)       name;

          (ii)      business address;

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (iv)      citizenship.

     (c) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, those individuals set forth on Schedule I attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     The Reporting Person is the beneficial owner of 381,597 shares of Common Stock of the Issuer. The Reporting Person received as of December 4, 1995, 9,249 shares of Common Stock of the Issuer in a stock distribution made by the Issuer to the holders of common stock of Helionetics, Inc., without payment of any additional consideration therefor by the Reporting Person.

     The Reporting Person acquired the remaining 372,348 shares of Common Stock from seven other entities in consideration for the issuance by the Issuer to each of the seven sellers of an interest-bearing, non-recourse promissory note (the "Note" or collectively, the "Notes") evidencing the purchase price paid by the Reporting Person to each such seller. The purchase price per share equals $1.00 per share, or an aggregate of $372,348. Schedule II attached hereto sets forth the name of the seller, the number of shares sold by such seller to the

Reporting Person and the original balance of each Note issued by the Reporting Person to the seller. Each Note bears interest at 6% per annum and is payable in annual interest only installments and is due and payable in full on or before November 6, 2005. The Reporting Person will repay the Notes from its working capital. The Reporting Person granted to seller a security interest in the shares of Common Stock purchased from such seller. A copies of the form of the Note and Security Agreement-Pledge are annexed hereto as Exhibit A-1 and A-2, respectively, and incorporated in its entirety by reference herein. The effective date of this transaction is November 7, 2002.

Item  4.  Purpose of Transaction.
--------------------------------

     The Reporting Person is reviewing whether or not it intends to pursue various alternative courses of action with respect to the management and operations of the Issuer with a view to increasing shareholder values. No specific alternative courses of action are under active consideration by the Reporting Person. However, unless management of the Issuer takes an active role in increasing shareholder value which is reflective in the market price of the Issuer's securities, the Reporting Person reserves the right to consider making an offer to purchase additional shares, which might include all of the outstanding shares of the Issuer. The Reporting Person further reserves the right to increase, decrease or eliminate its investment in the Issuer or take any other action relative thereto.

     Except as provided in the first paragraph of this Item 4, the Reporting Person has no other plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item 4 of
Schedule  13D.

Item  5.  Interest of Securities of the Issuer.
----------------------------------------------

     (a) The Reporting Person is the beneficial owner of 381,597 shares of Common Stock which constitutes approximately 6.98% of the number of issued and outstanding shares of Common Stock of the Issuer. For the purposes of this
Schedule 13D, the approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons is based on 5,470,311 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 8, 2002, as reflected in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2002.

     (b) The Reporting Person has the power to vote on all of the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it.

     (c) The trading dates, number of shares purchased and price per share for all transactions in the Common Stock from the 60th day prior to November 8, 2002, by the Reporting Person Group are as follows:

                                  Transactions in the Common Stock

          Date of             Number of Shares    Price (including
          Transaction         Purchased (Sold)    commission)
          November 8, 20021            372,348    $        372,348
          December 4, 19952              9,249                   0

-------------------------------
     1    Purchased in private transactions.

     2 Received shares in a stock distribution without payment of any additional consideration.

     (d) No person other than each respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     None. The terms and conditions of the loan documents evidencing the Notes contain standard default provisions customarily found in a non-recourse loan whereby securities are pledged to secure the loan.

Item 7.  Material to be Filed as Exhibits:
-----------------------------------------

     None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------
Date    November 8, 2002

--------------------------------------------------------------------------------
Signature


T.H. LEHMAN & CO., INCORPORATED






--------------------------------------------------------------------------------
Name/Title    Raffaele Attar, Director of T.H. Lehman & Co., Incorporated

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


--------------------------------------------------------------------------------


EXHIBIT INDEX:
-------------

Exhibit A-1    -    Form of Promissory Note
Exhibit A-2    -    Form of Security Agreement - Pledge

                                   Schedule I
                                   ----------
                        Directors and Executive Officers


T.H. LEHMAN CO., INCORPORATED


Name/Principal            Present Principal
Business Address       Occupation or Employment   Citizenship
---------------------  ------------------------  -------------

Elliot Gerstenhaber    Director                  United States
109 N. Post Oak Lane   Private Investor
Suite 550
Houston, Texas  77024


Raffaele Attar         Acting Chairman           Italy
4900 Woodway           and Private Investor
Suite 650
Houston, Texas  77056

                                  Schedule II
                                  -----------


                                      Number of
Name of Seller                       Shares Sold                  Note Amount
--------------                      ------------                  -----------

Alberto Antebi                            10,000                  $    10,000
Ganaterra Corporation N.V.                17,000                  $    17,000
Jasminville Corporation N.V.              13,000                  $    13,000
Newbridge Investment Company N.V.         97,043                  $    97,043
New Horizons Investments Fund N.V.       121,805                  $   121,805
Stapleville Fund N.V.                     34,000                  $    34,000
Treetop Investments N.V.                  79,500                  $    79,500

                                   Exhibit A-1
                                   -----------

                             FORM OF PROMISSORY NOTE
                             -----------------------


                                 PROMISSORY NOTE


Harris County, Texas            November 7, 2002                        $

     FOR VALUE RECEIVED, T. H. LEHMAN CO., INCORPORATED, a Delaware corporation (hereinafter called "Maker"), whose address is 4900 Woodway, Suite 650, Houston, Texas 77056, hereby promises to pay to the order of _____________________________________________ ("Payee"), at
__________________________, or such other address as the Payee may designate in writing, the above-stated sum, with interest on the principal balance from time to time remaining unpaid prior to maturity as hereinafter provided. All past due principal and accrued unpaid interest shall bear interest from the date it is due until paid at 18% per annum.

     Payment Terms.  This Note is payable in annual installments of interest
     -------------
only, commencing one year from the date hereof, and continuing regularly and annually thereafter until three years from the date hereof, when the entire amount of principal and accrued unpaid interest are due and payable in full.

     Interest. The unpaid principal balance of this Note from time to time
     --------
outstanding shall bear interest until this Note shall have been paid in full, at a rate of 6% per annum

     Prepayment.  Maker has the right and privilege of prepaying all or any part
     ----------
of this Note without notice, penalty or premium.

     Default.  Time is of the essence of this Note.  In the event of default in
     -------
the payment of any installments of principal or interest when due, the holder of this Note may declare the entirety of the Note evidenced hereby immediately due and payable, without notice, and failure to exercise that option shall not constitute a waiver on the part of the holder of the right to exercise that option at any other time. The undersigned waives demand, presentment for payment, notice of nonpayment, protest, notice of protest, and all other notices, filing of suit and diligence in collection of this Note.

     Attorneys' Fees.  If this Note is collected by suit, through probate or
     ---------------
bankruptcy court, or any other judicial proceedings, or if this Note is not paid at maturity howsoever such maturity may be brought about, and is placed in the hands of an attorney for collection, then the Maker promises to pay, in addition to all other amounts owing hereunder, an amount equal to reasonable attorneys' fees.

     Security.  This Note is secured by a Security Agreement - Pledge of even
     --------
date herewith, by and between Maker and Payee wherein a security interest was created against certain shares of common stock of KSW, Inc. owned by Payee.

     Choice of Law/Venue:  This Note is made and delivered in Harris County,
     -------------------
Texas, where all advances and repayments shall be made. The Maker hereby specially agrees that this Note shall be construed in accordance with and governed by the laws of the State of Texas. The Maker further agrees that the state district court of Texas for Harris County, Texas, or (in the case of diversity of citizenship) the United States District Court for the Southern District of Texas, shall have exclusive jurisdiction and venue of any action or proceeding arising under this Note, including any action instituted by the Payee to collect the proceeds hereof, unless the Payee agrees otherwise. Any action brought on this Note shall be determined under the laws of the State of Texas. In this regard, it is the intention of Payee and Maker to comply with the interest statutes of the State of Texas now in force; and it is agreed that if under any contingency the interest payable hereunder shall exceed the highest lawful rate, then in any such event the amount of this Note, or the contract for interest, shall be subject to reduction to the maximum amount allowed under said interest statutes as now or hereafter construed by the courts having jurisdiction.

     Non-Recourse.  Maker, and its officers, directors, shareholders,  employees
     ------------
and agents, have no personal liability for the payment hereof or for the performance of any of the terms and provisions of the lien instruments securing this Note, including any principal, interest due under the Note. Payee agrees to look solely to security for the payment of the Note and performance of the terms and conditions of the instruments securing the Note, and Payee waives any right to seek or secure a deficiency judgment based on the Note or any terms and provisions of the lien instruments securing same.


                                 MAKER:     T. H. LEHMAN CO., INCORPORATED, a
                                            Delaware corporation


                                                  By:___________________________
                                                  Name:_________________________
                                                  Title:________________________
ADDRESS FOR MAKER:
-----------------
4900 Woodway
Suite 650
Houston, Texas 77056

                                   Exhibit A-2

                       FORM OF SECURITY AGREEMENT - PLEDGE
                       -----------------------------------


                           SECURITY AGREEMENT - PLEDGE
                           ---------------------------


     T. H. LEHMAN CO., INCORPORATED, a Delaware corporation (the "Debtor"), and ______________________________ (the "Secured Party"), agree as follows:

     Debtor, in order to secure performance and payment of the obligations and indebtedness as Debtor to Secured Party under that one certain promissory note in the principal sum of $_________ bearing interest and being payable as stipulated therein, executed by Debtor payable to the order of Secured Party, hereinafter called the "Indebtedness", does hereby grant to Secured Party a security interest in and to the certain shares of common stock ($.01 par value), evidenced by the stock certificates listed on Exhibit "A", hereinafter called "Collateral". Collateral includes, without limitation, all sums paid under the Collateral which shall hereafter be delivered to or come into the possession, custody or control of Secured Party in any manner or for any purpose whatever during the existence of this Security Agreement, and whether held in a general or special account, or deposited for safekeeping or otherwise, which Debtor may hereafter become entitled to receive on account of such Collateral, and in the event Debtor receives any such money or property, Debtor will immediately deliver same to Secured Party to be held by Secured Party in the same manner as the money or property originally deposited as Collateral. The Collateral or this Security Agreement also includes the proceeds of the property described above and all renewals, extensions and replacements thereof.

     Debtor represents, warrants and agrees that the Collateral deposited with or relied upon by Secured Party prior to, contemporaneously with, or subsequent to execution of this Security Agreement is a valid and binding obligation of the Debtor, and it has the power and authority to carry out the terms of the Subscription Agreement.

     Debtor further represents and warrants that

     (1)     all property delivered to Secured Party as Collateral:  (a)   is
genuine, free from adverse claims or other security interests, or defenses; and
(b) the same complies with all applicable laws concerning form, content and manner of preparation and execution. (2) Debtor owns the Collateral and has the right to transfer any interest therein; the Collateral is not subject to the interest of any third person; and Debtor will defend the Collateral and its proceeds against the claims and demands of all third persons. (3) Secured Party's duty with reference to the Collateral shall be solely to use reasonable care in the custody and preservation of the Collateral in Secured Party's possession. (4) Demand, notice, protest and all demands and notices of any action taken by Secured Party under this Security Agreement or in connection with any note or notes, except as otherwise provided in this Security Agreement, are hereby waived, and any indulgence of Secured Party, substitution for, exchange or release of Collateral, in whole or in part, or addition or release of any person liable on the Collateral is hereby assented and consented to. (5) Secured Party shall not be responsible in any way for any depreciation in the value of the Collateral, nor shall any duty or responsibility whatsoever rest upon Secured Party to take necessary steps to preserve rights against prior parties or to enforce collection of the Collateral by legal proceedings or otherwise, the sole duty of Secured Party, its successors and assigns, being to receive collections, remittances and payments on such Collateral as and when made and received by Secured Party, and at Secured Party's option, applying the amount or amounts so received, after deduction of any collection costs incurred, as payment upon any indebtedness of Debtor to Secured Party pursuant to the provisions of this Security Agreement, or holding the same for the account and order of Debtor.

     A default shall arise under this Security Agreement upon the happening of any of the following events or conditions (herein called an "Event of Default"):

          (a) Debtor's failure to pay, when due, any Indebtedness secured by this Security Agreement, either principal or interest.

          (b) Default by Debtor in the punctual performance of any of the obligations, covenants, terms or provisions contained or referred to in this Security Agreement or in any other instrument evidencing and securing the Indebtedness (the "Loan Documents").

          (c) Any warranty, representation or statement contained in this Security Agreement, or made or furnished to Secured Party by or on behalf of Debtor in connection with this Security Agreement or to induce Secured Party to make a loan to Debtor proves to have been false in any material respect when made or furnished.

          (d) Debtor's dissolution, termination of existence, insolvency or business failure; the appointment of a receiver of all of any part of the property of Debtor or Debtor; an assignment for the benefit of creditors of the Debtor or Debtor; the calling of a meeting of creditors of Debtor's or the commencement of any proceeding under any bankruptcy or insolvency laws against Debtor or Debtor or any guarantor or surety for Debtor or Debtor.

     Upon the occurrence of an Event of Default and at any time thereafter: (1) Secured Party may declare all obligations secured hereby immediately due and payable; and (2) Secured Party shall have, then or at any time thereafter, the rights and remedies provided in the Uniform Commercial Code in force in the State of Texas at the date of execution of this Security Agreement; and (3) convert the Collateral to cash; and (4) in addition to the rights and remedies referenced to above, Secured Party may in its discretion, sell, assign and deliver all or any part of the Collateral at any Broker's Board or at public or private sale without notice or advertisement, and bid and become purchaser at any public sale or at any Broker's Board. If notice to Debtor is required by the Uniform Commercial Code of Texas of public or private sale of Collateral, Secured Party may give written notice to Debtor five (5) days prior to the date public sale of the Collateral will be made, by mailing such notice to Debtor at the address designated at the end of this Security Agreement. Secured Party may apply the proceeds of any disposition of Collateral available for satisfaction of Debtor's Indebtedness and the expense of sale in order of preference which Secured Party, in its sole discretion, chooses. Debtor shall remain liable for any deficiency.

     Upon the occurrence of an Event of Default, the undersigned hereby grants the right and power to Secured Party, with or without notice or demand, to apply all or part of the Collateral to the payment of any or all of such Indebtedness. To facilitate the rights of the Secured Party hereunder, the undersigned hereby authorizes Secured Party, it officers, agents or assigns:

          (a) to collect all or any part of the Collateral without further notice to or further consent of the undersigned, and the undersigned hereby constitutes and appoints Secured Party the true and lawful attorney of the undersigned for the collection of the Collateral with power of substitution;

          (b) to ask, demand, collect, receive, receipt for, sue for, compound and give acquittance for any and all amounts which may be or become due or payable under said Collateral;

          (c) to execute any and all withdrawal receipts or other orders for the payment of money drawn on said Collateral and to endorse the name of the undersigned on all commercial paper given in payment or in part payment thereof; and

          (d) in its discretion, to file any claim or take any other action or proceedings, either in its own name or in the name of the undersigned or otherwise, which the Secured Party may deem necessary or appropriate to protect and preserve the right, title and interest of the Secured Party hereunder.

          The undersigned authorizes and directs each issuer, after default by the Debtor in the timely payment of any part of the Indebtedness, to pay over to the Secured Party or assigns, upon demand, all or any part of the Collateral without making any inquiries as to the status or balance of the Indebtedness to the Secured Party and without notice to or further consent of the undersigned. The Debtor hereby agrees to indemnify and hold the issuer harmless from all expenses and losses which it may incur or suffer as a result of any payment it makes to the Secured Party pursuant to this or the preceding paragraph.

     It is specially agreed and understood by Secured Party, Debtor and Debtor as follows:

          (a) Debtor acknowledges the receipt by it of good and valuable consideration paid by Debtor, for its agreement to pledge to Secured Party the Collateral pursuant to the terms hereof.

          (b) Secured Party agrees to notify Debtor of any default which has occurred under the terms and conditions of the Loan Documents pertaining to the Indebtedness secured hereby and grants the Debtor the right to cure any such default for a period of ten (10) days after the date of said notice prior to undertaking any measures necessary to enforce its remedies hereunder.

     It is specially stipulated that the Debtor and its directors, officers, shareholders, employees and agents, have no personal liability for the payment of the Note secured hereby or for the performance of any of the terms and provisions of this Security Agreement or other instruments securing this Note (collectively, the "Security Instruments"), including any principal, interest due under the Note secured hereby. Secured Party agrees to look solely to security for the payment of the Note secured hereby and performance of the terms and conditions of the Security Instruments, and Secured Party waives any right to seek or secure a deficiency judgment based on the Note secured hereby or any terms and provisions of the Security Instruments.

     EXECUTED as of the 7th day of November, 2002.

                        Debtor:     T. H. LEHMAN CO., INCORPORATED, a Delaware
                                         corporation


                                                  By:___________________________
                                                  Name:_________________________
                                                  Title:________________________


                Secured Party:                    ------------------------------


                                                  By:___________________________
                                                  Name:_________________________
                                                  Title:________________________